UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2006

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation announces its un-audited, preliminary financial results for the fiscal year ending December 31, 2005 as attached hereto.

※ Attached, un-audited, preliminary statement of income including six generation subsidiaries of Korea Electric Power Corporation for the fiscal year ending December 31, 2005 and 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: 02/14/2006	By:	Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Un-audited, preliminary statement of income including six generation subsidiaries of Korea Electric Power Corporation for the fiscal year ending December 31, 2005 and 2004